WRITER’S EMAIL ADDRESS:
john.reiss@shearman.com

June 21, 2011

VIA EMAIL (WITH ENCLOSURE) AND EDGAR
Kimberly Browning
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
(File Nos. 333-172034 and 811-21190)

Dear Ms. Browning:

On behalf of the aforementioned registrant (the “Company”), we filed today Post-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 27 under the Investment Company Act of 1940 to the Company’s Registration Statement on Form N-2 (listed as an EDGAR POS-8C filing).  The currently effective Registration Statement expires on July 31, 2011; therefore, it is important that this amendment be declared effective on or before Friday, July 29, 2011.

This amendment is being filed to amend the Registration Statement on Form N-2 (last filed by the Company as an EDGAR N-2/A filing on March 9, 2011, declared effective on March 21, 2011, and filed as a 497 filing on March 22, 2011), to add financial information that has been derived from the Company’s most recent audited report for the period ended March 31, 2011.

I am enclosing for your convenience with the email transmission of this letter a courtesy marked copy showing changes against the 497 filing from March 22, 2011.  Please do not hesitate to call us with any questions or concerns; I can be reached at (212) 848-7669 and Nathan Greene can be reached at (212) 848-4668.

Sincerely,

/s/ John D. Reiss

John D. Reiss

Enclosures